

Mail Stop 3561

April 4, 2017

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

  Re: Live Nation Entertainment, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Form 8-K furnished February 23, 2017
     File No. 001-32601

Dear Ms. Willard:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 30

  1. We note that in your reconciliation of Segment Adjusted Operating Income, you begin the reconciliation with the non-GAAP measure rather than the GAAP measure. Pleaser revise to begin the reconciliation with the GAAP measure, operating income (loss). See Question 102.10 of the Compliance and Disclosure Interpretations updated May 17, 2016

Form 8-K furnished February 23, 2017

Exhibit 99.1

<u>Reconciliation of Non-GAAP Measures to their Most Directly Comparable GAAP Measures
(Unaudited), page 8</u>

2. We note from your disclosure on page 8 that you reconcile free cash flow to adjusted operating income (AOI). Given that non-GAAP measures should be reconciled to the most directly comparable GAAP measures, please revise to reconcile free cash flow to the most directly comparable GAAP measure. In this regard, we note from your definition of free cash flow and intended uses on page 9, that it appears you use this measure as a liquidity measure, indicating that the most comparable GAAP measure would be cash flow from operating activities. Also, since your definition of free cash flow differs from the typical definition of cash from operating activities as disclosed in the statement of cash flows less capital expenditures, we believe you should retitle this measure. In addition, your revised reconciliation should begin with the GAAP measure and reconcile to the non-GAAP measure. Please revise accordingly.

3. In accordance with Item 10(e)(1)(i)(A) of Regulation S-K, please consider revising to present your GAAP financial statements prior to your reconciliations of non-GAAP measures to avoid giving undue prominence to the non-GAAP data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure